Investment Opportunity: Be Belong Group Corp

Overview

Be Belong Group Corp is developing a platform that enables property owners to offer fractional ownership opportunities to their residents. This model seeks to allow renters to hold a stake in the property they live in and potentially benefit from shared building revenue and appreciation.

The company aims to integrate tokenization and AI technologies to support property management, enhance tenant engagement, and explore new revenue models for the multifamily real estate sector.

Investment Terms

- **Offering Type:**

  SAFE, which may convert into equity at a future financing event.

- **Securities Offered:**
  SAFE (Simple Agreement for Future Equity).

- **Target Raise Amount:** Minimum: [Minimum Raise Amount] | Maximum: [Maximum Raise Amount]

  Min. Offer Size: 110,000 USD

  Max. Offer Size: 1,200,000 USD

- **Valuation Cap:**

  $20,480,000 pre-money cap

- **Discount Rate:** N/A

Use of Net Funds – After Intermediary and Pass-Through Transaction Fees

Expense	Percentage
Office & Admin	10%
Legal & Compliance	15%
Development & Hosting	10%
Human Resources	8%
Sales	16%

Tech Support	10%
Marketing	25%
Customer Support	6%

Key Consideration for Investors

- Investors will receive a SAFE, which may convert to equity in a future financing round.
- The SAFE has no maturity date or interest and does not provide voting rights.
- Investors may not receive liquidity unless the company undergoes an equity financing, acquisition, or IPO.
- There are currently no rights to dividends or distributions associated with this investment.

Company Highlights

- Aims to address high renter turnover through community engagement tools and ownership incentives.
- Exploring applications of tokenization and AI in the multifamily housing market.
- Targeting a sector undergoing increasing interest in fractional ownership and PropTech solutions

Risks

Investments in Regulation Crowdfunding (Reg CF) campaigns, including those on FundingHope, involve significant risks. These risks include the potential loss of your entire investment, illiquidity, the limited financial history of issuers, no guaranteed returns, and the possibility of dilution in future fundraising. Investors should carefully review all offering materials, conduct independent due diligence, and consult with financial, legal, or tax advisors. FundingHope does not endorse or guarantee the success of any issuer or offering.

Investing in our securities involves a high degree of risk. Prospective investors should carefully consider the risks described below, along with all other information in this Form C, before making an investment decision. The risks and uncertainties described here are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition, and results of operations could be materially and adversely affected. In such a case, you may lose part or all of your investment.

1. Early-stage company with a Limited Operating History

We are a newly formed company with no operating history. As a result, we have limited historical financial data and may face challenges in executing our business plan. Investors should be aware that our lack of operating history increases the uncertainty associated with our financial projections and business prospects.

2. No Assurance of Profitability

We may not generate sufficient revenue to become profitable. Even if we achieve profitability, we may not sustain profitability over the long term. If we fail to generate adequate revenue, we may need to raise additional capital, which may dilute existing shareholders.

3. Regulatory and Compliance Risks

Our business is subject to various federal, state, and local regulations. Failure to comply with applicable laws and regulations could result in legal liability, fines, penalties, or operational restrictions that could negatively impact our business. In particular, we are relying on various licensed third-party providers for the money transmission and blockchain tokenization aspects of our platform. Regulatory changes or changes in the operations of our providers could require us to take on significant compliance burdens.

4. Economic and Market Risks

Economic downturns, inflation, and other market conditions may affect consumer spending, investor interest, and our ability to raise capital. Unfavorable economic conditions could reduce demand for our products and services and impact our financial stability.

5. Lack of Liquidity for Investors

Securities purchased in this offering are subject to transfer restrictions, and there is no active secondary market for our securities. As a result, investors may be unable to sell their shares quickly or at an acceptable price.

6. Risks Related to Key Personnel

Our success depends on the experience and efforts of our management team. The loss of key personnel or the inability to attract and retain qualified employees could disrupt our business and hinder our growth.

7. Uncertain Future and Business Execution Risks

There is no guarantee that we will execute our business strategy as planned. Unforeseen challenges, operational delays, or changes in the business environment could impact our ability to achieve the expected growth and returns for investors.

8. Investors Have Little Control

Because investors in this offering will have a minority of shares, and the majority shareholders are members of the Board of Directors, the Board could govern without significant input from investors, subject to applicable law.

Campaign Details

- **Campaign Duration:** [Start Date - End Date]

    April 17, 2025 – August 31, 2025

- **Investment Minimum:** [Minimum investment amount per investor]

    Min Investment: $250 USD

- **Investment Perks (Optional):** N/A

Why Consider an Investment in Be Belong Group Corp?

The multifamily housing market is at a critical inflection point:

- *First-Mover Advantage: Uniquely positioned at the intersection of PropTech and community-driven real estate*
- *Massive Market: Addressing a $2.7B tokenization market projected to reach $16T by 2030*
- *Proven Team: 10,000+ units acquired, deep industry expertise*
- *Rising demand for innovative housing solutions*
- *The regulatory landscape evolving to support tokenization*
- *Technology enabling new models of ownership and community*
- *Strong Unit Economics: Rent, services, and tokenization are multiple revenue streams.*

Important Notice

This Term Sheet is provided for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities. All investments are subject to risks, including the risk of loss. Securities are offered through FundingHope, a registered funding portal and FINRA member. For full offering details, including risk factors and investor rights, please refer to the issuer's Form C.